UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2026

David Silberman
Chief Financial Officer
Compugen Ltd.
Azrieli Center, 26 Harokmim Street
Building D
Holon
5885849 Israel

Re: Compugen Ltd.
Form 20-F for Fiscal Year Ended December 31, 2025
File No. 000-30902

Dear David Silberman:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2025
Item 5. Operating and Financial Review and Prospects
Research and Development Expenses, Net, page 66

1. Considering the significant research and development expenses you have historically incurred and expect to continue to incur, in future filings, please expand your disclosures to include disaggregated disclosures for your research and development expenses, for example by product candidates, by program, and/or by nature of costs. Please also disclose whether you track external costs by product candidates and/or by program, and if not, please disclose that fact and the reason in future filings.

Note 2. Significant Accounting Policies
j. Revenue Recognition, page F-16

2. As it relates to your 2023 Gilead License Agreement, you disclose that you identified three distinct performance obligations and that the transaction price was allocated to these performance obligations based on their relative standalone selling price. Please revise your

future filings to quantify the amount of the transaction price allocated to each unsatisfied (or partially satisfied) performance obligation as of the end of each reporting period and an explanation as to the period over which you expect to recognize the remaining revenue. In this regard, we note that $35.9 million remains unrecognized as deferred revenue, and that you expect to recognize 31% of the remaining performance obligations over the next 12 months with the remainder through 2029. It is not clear, however, to which performance obligation(s) this deferred revenue relates and when each is expected to be recognized. Refer to ASC 606-10-50-13.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Bonnie Baynes at 202-551-4924 or Lynn Dicker at 202-551-3616 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences